September 8, 2005

Fax (505) 875-0404
Mail Stop 0406

Clarence W. Peckham
Chief Executive Officer
SBS Technologies, Inc.
2400 Louisiana Blvd. NE
AFC Bldg 5
Suite 600
Albuquerque, NM 87110

      RE: 	SBS Technologies, Inc
 		Form 10-K Fiscal Year Ended June 30, 2004
		Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
 		File No. 001-10981

Dear Mr. Peckham:

	We have reviewed information in your response letter dated
July
12, 2005 and have the following comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2004

Item 8.  Financial Statements and Supplementary Data

Consolidated Statements of Operations

1. We note your response to our previous comment no. 1 where you indicate that the Company reconsidered all of your intangible assets and determined that your capitalized license agreements would fall under the guidance of SFAS 86. It is not clear, however, how the Company concluded that the amortization expense applicable to the core-developed technology intangible should also not be included in cost of goods sold. Is this technology used in the embedded computer products that you sell? If so, please explain the basis for your conclusions.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact David Edgar at (202)-551-3459 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.


							Very truly yours,


							Kathleen Collins
							Accounting Branch Chief
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Clarence W. Peckham
SBS Technologies, Inc
September 8, 2005
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